Via Facsimile and U.S. Mail

February 22, 2011

Avery W. Catlin
Senior Vice President and Chief Financial Officer
Celldex Therapeutics, Inc.
119 Fourth Avenue
Needham, Massachusetts 02494

   Re: Celldex Therapeutics, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2009
          Filed March 12, 2010
          Form 10-K/A for the Fiscal Year Ended December 31, 2009
          Filed March 31, 2010
          File No. 000-15006

Dear Mr. Catlin:

   We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director